SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 2 TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         Hallwood Realty Partners, L.P.
                         ------------------------------
                                (Name of Issuer)


                Units Representing Limited Partnership Interests
                ------------------------------------------------
                         (Title of Class of Securities)


                                     40636T5
                                 --------------
                                 (CUSIP Number)


                                 Mr. Steven Roth
                              Interstate Properties
                                  Park 80 West
                                    Plaza II
                         Saddle Brook, New Jersey 07663
                                 (201) 587-1000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                 August 23, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

--------------------
CUSIP NO. 014752109
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Interstate Properties 22-1858622
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                         [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
 NUMBER OF          134,100
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          0
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           134,100
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     134,100
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

         Interstate Properties, a New Jersey general partnership ("Interstate") hereby amends its Schedule 13D, filed on November 25, 1998, with respect to units representing limited partnership interests ("Units"), of Hallwood Realty Partners, L.P., a Delaware limited partnership (the "Company") as follows:


Item 3.   Source and Amount of Funds or Other Consideration.

         All additional Units were acquired by Interstate with the working capital of Interstate, for an aggregate of $998,962.50.


Item 5.   Interest in Securities of the Issuer.

         (a) - (b) Interstate owns 134,100 Units (8.0% of the 1,672,556 Units reported by the Company as outstanding as of August 3, 1999 in its Quarterly Report on Form 10-Q for the period ended June 30, 1999). Interstate has sole voting and dispositive power with respect to such Units.

          (c) Interstate has engaged in the following transactions in Units in the past sixty days on the American Stock Exchange.

Date                 Units               Price
--------            ------              -------
06/29/99              400               61
07/02/99              200               60 1/4
07/06/99              100               60 1/4
07/07/99              100               60 1/4
07/08/99            1,000               60 3/4
07/09/99              500               61
07/16/99            1,000               61
07/30/99              100               60 1/4
08/04/99              400               60 1/4
08/05/99              200               59 3/4
08/05/99              500               59 3/4
08/13/99              500               58 1/4
08/18/99              500               58
08/18/99              500               57 1/2
08/18/99              500               56 3/4
08/19/99              500               56
08/20/99              500               55
08/23/99            1,000               54
08/26/99              500               53

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 30, 1999

                              INTERSTATE PROPERTIES



                              By:   /s/ Steven Roth
                                   ---------------------------------------------
                                   Steven Roth,
                                   General Partner






















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